July 19, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Nucor Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Form 10-Q for Fiscal Quarter Ended March 30, 2013

Filed February 28, 2013

File No. 1-04119

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company” or “Nucor”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 20, 2013. Our responses to your comments are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter and we have included the Staff’s comments in italicized text prior to the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Backlog, page 4

1.	Please quantify the portion of the $1.6 billion and $1.8 billion backlog in the steel mills segment as of December 31, 2012 and 2011, respectively, that is attributable to your downstream businesses. Clarify whether these amounts are based on contracts to external customers of the downstream businesses and whether this backlog is also included in the disclosed backlog for the steel products segments. Please provide us with an example of disclosure you intend to include in future filings.

Approximately 10% of the $1.64 billion and $1.80 billion of the backlog of the steel mills segment as of December 31, 2012 and 2011, respectively, was attributable to our downstream businesses. Nucor’s downstream businesses can also receive steel from sources other than Nucor and do not order steel on a contract by contract basis. As a result, it is impossible for each Nucor division to accurately quantify what amount of its backlog orders, if any, will be filled by its outstanding raw materials orders from Nucor divisions.

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

In future annual filings, beginning with the Company’s Annual Report on Form 10-K for fiscal 2013 (the “2013 Form 10-K”), the Company will exclude all amounts attributable to its downstream businesses from reported backlog for the steel mills segment in order to clearly provide the estimated total backlog value to be sold ultimately to external customers. The Company also will specify that the backlog for the steel mills segment excludes backlog attributable to its downstream businesses. Nucor will enhance its disclosures as follows to clarify what is being included in the reported backlog amounts (new disclosures have been underlined):

In the steel mills segment, Nucor’s backlog of orders was approximately $X.XX billion and $X.XX billion at December 31, 2013 and 2012, respectively. Order backlog for the steel mills segment includes only orders from external customers and excludes orders from our downstream businesses. Nucor’s backlog of orders in the steel products segment was approximately $X.XX billion and $X.XX billion at December 31, 2013 and 2012, respectively. The majority of these orders will be filled within one year. Order backlog within our raw materials segment is not significant because the majority of the raw materials that segment produces are used internally.

Management’s Discussion and Analysis, page 20

2.	On page 21 you discuss the surcharge mechanism and state it “can be less effective when the demand for our products is weak.” Please expand to discuss the effectiveness of the surcharge mechanism given the current level of demand, capacity utilization and other conditions discussed in the preceding section. Explain why the surcharge mechanism can be less effective when demand is weak, given the mechanism is presumably a term in the contract. For example, does weak demand influence the specific terms of new contracts or impair your ability to enforce existing contract terms without concession? Please provide us with an example of your proposed future disclosure.

The Company acknowledges the Staff’s comment and, in future annual filings, beginning with the 2013 Form 10-K, the Company will enhance its MD&A disclosure as follows, subject to facts and circumstances enabling us to make such assertions (new disclosures have been underlined):

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases rapidly in response to changes in domestic demand, unanticipated events that decrease the flow of scrap into scrap yards

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

and increased foreign demand for scrap. In periods of rapidly increasing raw material prices in the industry, which is often also associated with periods of strong or rapidly improving steel market conditions, being able to increase the prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is critical to maintaining our profitability. We manage this risk via a raw material surcharge mechanism. The surcharge mechanism functions to offset changes in prices of our raw materials and is based upon widely available market indices. We monitor changes in those indices closely and make adjustments as needed, generally on a monthly basis, to our surcharges and sometimes directly to the selling prices for our products. The surcharges are determined from a base scrap price and can differ by product. To further help mitigate the scrap price risk, we also aim to manage scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap.

During periods of stronger or improving steel market conditions, the surcharge is generally an effective mechanism that facilitates Nucor’s ability to pass through, relatively quickly, the increased costs of ferrous scrap and scrap substitutes and to protect our gross margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including the steel market environment of the past several years, weak steel demand, low industry utilization rates, and the impact of imports create an even more intensified competitive environment. All of those factors, to some degree, impact base pricing, which increases the likelihood that Nucor will experience lower gross margins. During these periods, the surcharge mechanism is less effective at protecting our gross margins; however, there are typically less frequent and smaller raw material cost increases.

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. Slightly more than 55% of our sheet sales were to contract customers in 2012 (50% and 40% in 2011 and 2010, respectively), with the balance in the spot market at the prevailing prices at the time of sale. Steel contract sales outside of our sheet operations are not significant.

The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward and the strategy that Nucor management

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

believes is appropriate to the upcoming period. Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. In years of strengthening demand, we typically see an increase in the percentage of sheet sales sold under contract as our customers have an expectation that transaction prices will rapidly rise and available capacity will quickly be sold out. To mitigate this risk, customers prefer to enter into contracts in order to obtain committed volumes of supply from the mills.

Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes but during periods of steel market weakness, including the market conditions of the past several years, the more intensified competitive steel market environment can cause the sales price indices to result in reduced gross margins and profitability. Furthermore, since the selling price adjustments are not immediate, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we can experience a short-term margin expansion. Contract sales typically have terms ranging from six to twelve months.

3.	In future filings, please provide quantitative analysis of how changes in natural gas prices could impact your operations given 1) your natural gas working interest drilling programs, 2) natural gas cash flow hedges, and 3) natural gas consumption in cost of sales. It is not clear from current disclosure the degree these activities offset or the nature of your overall exposure. Please provide us with an example of your proposed future disclosure.

In Nucor’s Annual Report on Form 10-K for the year-ended December 31, 2012 (the “2012 Form 10-K”), the Company disclosed the following on page 4 to provide the users of its financial statements with an overview of the natural gas working interest drilling program and how the program is expected to impact the Company’s operations’ cost structure:

In 2010, Nucor entered into an agreement with Encana that involves drilling and completing onshore natural gas wells in U.S.-based proven reserves over an approximate seven-year period that began in June

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

2010. Nucor entered into a second and more extensive drilling agreement with Encana in late 2012 that is projected to span more than 20 years. Natural gas produced by these working interest drilling programs is being sold to offset our exposure to the volatility of the price of gas consumed by our Louisiana DRI facility. In addition to our natural gas needs at the new DRI facility, Nucor is also a substantial consumer of natural gas at our steel mill operations. The drilling of natural gas wells under the two agreements is expected to provide enough natural gas to equal Nucor’s demand at all of its steel mills in the United States plus the demand of two DRI plants or, alternatively, at three DRI plants.

The natural gas working interest drilling program is primarily a de facto hedge against changes in natural gas pricing to minimize the total financial impact on Nucor’s operations. As natural gas prices increase, Nucor’s increased energy costs at its DRI and steel mill operations are somewhat mitigated by increased profit from sales of natural gas to third party customers from Nucor’s natural gas drilling program. Likewise, as natural gas prices decrease, Nucor experiences decreased energy costs at its DRI and steel mill operations, but it also experiences decreased profit from its natural gas drilling program. However, the natural gas production from the working interest drilling program currently does not completely cover the natural gas usage at Nucor’s operating facilities. At the end of 2012, the natural gas sold from the natural gas working interest drilling program was equal to approximately 30% of the natural gas purchased for consumption in Nucor’s domestic steelmaking and DRI facilities. With the acceleration of the drilling pace within the program in the current year, Nucor expects this percentage to increase in the near future.

Nucor is contractually obligated to drill a minimum number of wells per year under the terms of its agreements with Encana. However, we have the right to suspend drilling on new wells at any time after January 1, 2015, if the market price of natural gas falls below a pre-established threshold. Nucor’s downside risk associated with the working interest drilling program is limited by having this contractual right as it allows Nucor to suspend drilling at a market sales price that Nucor believes will still be in excess of its cost of gas production from its drilling program.

Nucor understands that the preceding information may be useful to its financial statement readers in understanding the degree to which Nucor’s natural gas working interest drilling program mitigates its exposure to changes in natural gas market prices. Nucor also believes that additional disclosure regarding the existence of the suspension provision in its agreement with Encana may be beneficial in understanding the nature and extent of the risks associated with the drilling program. Therefore, in future filings, beginning with our Quarterly Report on Form 10-Q for the second quarter of 2013, Nucor will enhance its

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

disclosure as follows within the applicable Item for “Quantitative and Qualitative Disclosures About Market Risk” (subject to facts and circumstances enabling us to continue to make such assertions):

Natural gas produced by Nucor’s working interest drilling program is being sold to third parties to offset our exposure to changes in the price of gas consumed by its Louisiana DRI facility. In addition to its future natural gas needs at the new DRI facility scheduled to begin operations later this year, Nucor is also a substantial consumer of natural gas at its steel mill operations. We expect that the natural gas produced through the drilling program will be sufficient to cover Nucor’s demand at all of its steel mills in the United States plus the demand of two DRI plants or, alternatively, at three DRI plants. However, the natural gas production from the working interest drilling program currently does not completely cover the natural gas usage at our operating facilities. For the six months ended June 29, 2013, the volume of natural gas sold from our natural gas working interest drilling program was equal to 56% of the volume of natural gas purchased for consumption in our domestic steelmaking and DRI facilities.

Our natural gas working interest drilling program is affected by changes in natural gas prices in an inverse manner to natural gas costs at our DRI and steel mill operations. As natural gas prices increase, our increased energy costs at our DRI and steel mill operations is somewhat mitigated by increased profit from sales of natural gas to third party customers from our natural gas drilling program. Likewise, as natural gas prices decrease, we experience decreased energy costs at our DRI and steel mill operations, but we also experience decreased profit from our natural gas drilling program.

The impact of low natural gas prices associated with our drilling program is limited by the existence of a drilling suspension clause. Nucor is contractually obligated to drill a minimum number of wells per year under the terms of our agreements with Encana; however, we have the right to suspend drilling of new wells at any time after January 1, 2015, if market pricing falls below a pre-established threshold.

We further advise that Nucor settled all of its open natural gas forward purchase contracts during the first quarter of 2012 as disclosed within Note 14 of the 2012 Form 10-K. Nucor has not entered into any new natural gas hedging contracts since that time.

In order to help financial statement readers understand the impact of changes in energy costs on the Company’s steel mill operations, the Company will

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

provide additional disclosure in the MD&A section of its periodic reports when those changes are material. For instance, within the Gross Margin section of MD&A on page 25 of the 2012 Form 10-K, the Company included the following disclosure:

Total energy costs decreased $2 per ton from 2011 to 2012 due primarily to lower natural gas unit costs. Due to the efficiency of Nucor’s steel mills, energy costs remained less than 6% of the sales dollar in 2012 and 2011. Total energy costs per ton in the fourth quarter of 2012 were higher than in the first and second quarters of 2012, but decreased $2 per ton from the third quarter of 2012. The decrease from the third quarter to the fourth quarter was due to lower electricity unit costs.

Nucor evaluates the impact of energy consumption costs on its steelmaking and DRI operations on a quarterly basis, and, when the costs fluctuate significantly from comparative periods, Nucor will continue to provide disclosure surrounding the impact of those fluctuations on its financial results.

Gross Margin, page 25

4.	Please quantify the gross impact of the various factors that affected gross margin, including the decrease in sales price in the steel mills segment and changes in sales price in the steel products segment, the change in scrap and scrap substitute cost per ton, the decrease in energy costs, the performance of DJJ’s scrap processing operations, and the improved performance in the steel products segment. Please provide us with an example of your proposed future disclosure.

The Company believes that its disclosure in the 2012 Form 10-K met the intent of the MD&A disclosure required by Item 303 of Regulation S-K by providing readers with the information necessary to understand significant economic changes and transactions that materially affect the Company’s results of operations. In drafting the MD&A, the Company analyzed the drivers contributing to the changes in gross margin and emphasized that the primary reason for the decrease was the 3% decrease in the average sales price per ton. The Company does not believe providing additional quantitative information is necessary to enable readers of the financial statements to assess the results of operations. In addition, the Company has incorporated metrics that are consistent with how management evaluates Nucor’s results. For example, management considers average sales price per ton, average scrap and scrap substitute cost per ton used, and changes in energy costs per ton. The Company has quantified, and will continue to quantify, material nonrecurring drivers of change affecting comparability as well as factors which

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

the Company believes warrant additional disclosure for a reader to understand Nucor’s results of operations (e.g., purchase accounting adjustments).

Impairment of Non-Current Assets, page 26

5.	Please expand this disclosure in future filings to provide the carrying value at period end or to refer to Note 10.

The Company acknowledges the Staff’s comment and, in future annual filings, beginning with the 2013 Form 10-K, the Company will expand this disclosure to refer to the equity investments or other applicable note.

Critical Accounting Policies and Estimates, page 35

Equity Method Investments, page 36

6.	Please provide expanded, quantified disclosure providing investors with more insight into the assumptions used in your assessment of the equity investment in Duferdofin Nucor, including the following disclosures where material:

•	how the assumptions compare to recent operating performance,

•	the basis for any assumptions that differ significantly from recent operating performance, including revenue trend and growth rate and gross margin,

•	the sensitivity of the results of your impairment assessment to the assumptions, and

•	the potential impact on future operations.

Refer to section 501.14 of the Codification of Financial Reporting Policies.

For the assessment of the equity investment in Duferdofin Nucor, the Company prepares a probability weighted multiple scenario based calculation. Since this calculation, by definition, uses multiple scenarios, the Company believes that providing comparisons of the assumptions used (e.g., gross margin, revenue trend, growth rate and discount rate) to recent operating performance would increase the complexity of the disclosures without providing useful information to a reader of the financial statements. In addition, many of the assumptions used in estimating future cash flows are interdependent, and while estimates for projected revenue and the discount rate most affect the calculation, no single factor predominates in determining the fair value estimate. Due to Nucor’s use of the scenario approach and the interdependence of inputs, the Company believes that disclosing sensitivity analyses which change one assumption and keep the other assumptions constant in the model would not provide a meaningful analysis to the reader. This is especially true when

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

assessing equity method investments where an “other than temporary” standard is employed in the consideration of potential impairment. The Company believes its approach is consistent with the objective of the disclosure of quantitative factors which is recommended and not required and should be disclosed only when it provides material information for investors as provided in Section 501.14 of the Codification of Financial Reporting Policies.

In future annual filings, beginning with the 2013 Form 10-K, the Company will include the following disclosure in Critical Accounting Policies and Estimates, subject to facts and circumstances enabling it to make such assertions (new disclosures have been underlined):

In the second quarter of 2012, Nucor concluded that a triggering event had occurred requiring assessment for impairment of its equity investment in Duferdofin Nucor due to the continued declines in the global demand for steel, the escalated economic and political turmoil in Europe and continued operating performance well below budgeted levels through the first half of 2012. Duferdofin Nucor’s updated unfavorable forecast of future operating performance was also a contributing factor. After completing its assessment, Nucor determined that the carrying amount exceeded its estimated fair value and recorded a $30.0 million impairment charge against the Company’s investment in Duferdofin Nucor in the second quarter of 2012. This charge is included in impairment of non-current assets in the consolidated statements of earnings. In the fourth quarter of 2012, Nucor reassessed its equity investment in Duferdofin Nucor for impairment. After completing its assessment, the Company determined that the estimated fair value exceeded its carrying amount and that there was no need for further impairment. Steel market conditions in Europe have continued to be challenging through the fourth quarter of 2012, and, therefore, it is reasonably possible that based on actual performance in the near term the estimates used in our fourth quarter valuation could change and result in further impairment of our investment which could have a material effect on our results. While the estimates for the projected revenue and discount rate are the assumptions that most significantly affect the fair value determination, they are often interdependent and no single factor predominates in determining the estimated fair value.

Note 2 – Summary of Significant Accounting Policies, page 49

7.

In future filings, please expand your revenue recognition policy to address delivery. Tell us whether you have significant bill and hold arrangements and, if so, please provide disclosure here and in your discussion of critical accounting

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

policies as appropriate to describe the arrangements and your polices. Refer to SAB Topic 13.A.3. Please provide us with an example of the disclosure you intend to add to future filings.

The Company acknowledges the Staff’s comment and, in future annual filings, beginning with the 2013 Form 10-K, the Company will include the following expanded revenue recognition policy, subject to facts and circumstances enabling it to make such assertions (new disclosures have been underlined):

Nucor recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is reasonably assured. Product is considered delivered to the customer once it has been shipped and title and risk of loss have been transferred.

Nucor does not currently have (and has not historically had) significant bill and hold arrangements. In 2012, net sales from Nucor’s insignificant ongoing bill and hold arrangement with one customer amounted to $19.9 million, or 0.10% of total 2012 net sales (0.15% of net sales for the steel mills segment). Bill and hold sales amounts for 2011 and 2010 were $29.1 million and $36.4 million, or 0.15% and 0.23% of total net sales, respectively. Nucor accounts for this arrangement in accordance with the provisions and criteria set forth in SAB Topic 13.A.3. Given its immaterial nature, Nucor does not believe that it would be helpful to investors for Nucor to disclose this bill and hold arrangement and its policies related to it. Nucor will continue to monitor bill and hold arrangements and will further expand our revenue recognition policy if they become material.

Form 10-Q for Fiscal Quarter Ended March 30, 2013

Statement of Cash Flows, page 6

8.	Please describe to us the nature of the $6.7 million distribution from affiliates, including the name of the affiliates and their reported income or losses during the periods reported. Given recent reported affiliate losses, please tell us how you determined the distribution was a return on investment and not a return of investment, as discussed in ASC 230-10-45-16(b).

Nucor has several profitable joint ventures and equity method investments whose earnings are included in the financial statement line item Equity in Losses of Unconsolidated Affiliates. In the first quarter of 2013, Nucor received a $6.7 million distribution from one of its profitable joint ventures. This distribution was included in cash provided by operating activities as a return on

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

investment. This entity has been profitable since the beginning of the joint venture arrangement with sufficient earnings to classify the distribution as a return on investment.

9.	Under operating activities, the caption “changes in assets and liabilities” denotes “exclusive of acquisitions.” The caption should further indicate exclusive of dispositions since per ASC 230 the purchase and proceeds from the sale of assets/investments should be treated similarly to that of acquisitions (and PP&E) under investing activities. For prospective filings, please include this enhanced caption disclosure as it provides a more complete description regarding the changes in assets and liabilities within operating activities. Refer to ASC 230-10-45-12(c).

The Company acknowledges the Staff’s comment and, when applicable, in future filings beginning with the Quarterly Report on Form 10-Q for the second quarter of 2013, the Company will revise the caption to state “exclusive of acquisitions and dispositions.”

Note 10 – Contingencies, page 12

10.	If there is at least a reasonable possibility you may have incurred a loss due to compliance with environmental laws and regulations exceeding the amount already accrued, please either disclose an estimate of the additional loss or range of loss in your next periodic report (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

In accordance with ASC 450-20-50, each quarter the Company evaluates if an exposure exists in excess of the amount accrued for estimated environmental costs. As of the end of the first quarter of 2013, the estimated additional loss of which there was at least a reasonable possibility of occurring was less than $2.0 million. Since the amount was immaterial to Nucor’s consolidated financial position, results of operations and cash flows, the Company did not disclose the amount.

The Company acknowledges the Staff’s comment and, should the estimated potential additional loss become material, the Company will disclose the additional loss or range of loss in future filings as required by ASC 450-20-50.

11.	Regarding your inability to estimate the reasonably possible range of loss related to the antitrust class-action complaints, please supplementally: (1)

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each complaint, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please refer to ASC 450-20-50.

As a part of the process of preparing its quarterly financial statements and related disclosures for each reporting period, Nucor’s management obtains summaries of all unresolved litigation matters from across the Company’s various divisions and locations. Management then discusses those litigation matters with in-house legal counsel and, when necessary, outside legal counsel to assess the likelihood of an unfavorable outcome and whether the disclosure of the cases is warranted.

Specifically regarding the antitrust class-action complaint, at the time of the preparation of the Quarterly Report on Form 10-Q for the first quarter of 2013, the information available to the Company was not sufficient to reasonably estimate a range of possible losses in this case. We consider this matter to be in the early stages of litigation as discovery is ongoing. Since that time, no developments have occurred to change the situation.

The factors causing an inability to estimate a range of possible loss include the procedural status of the case and the lack of sufficient information at this stage of the case regarding the claims made and the potentially relevant facts. Furthermore, Nucor did not engage in the conduct asserted and, as a result, we do not believe that it is probable a liability has been incurred.

Each quarter, the Company will continue to evaluate whether the information available is sufficient to develop a reasonably possible range of losses for this case and other cases.

Note 14 – Income Taxes, page 15

12.

You state in Form 10-Q that the effective tax rate for the first quarter of 2012 was favorably impacted by a $12.6 million noncash out-of-period adjustment related to the recognition of a deferred tax asset regarding state tax credit carryforwards and to the adjustment of tax expense to previously filed returns. In the 2012 Annual Report, reference is made to state and foreign NOL

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

carryforwards. Although the Income Taxes section (page 50) in the Summary of Significant Accounting Policies of the 2012 Annual Report discloses that a valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized, there is no reference in Note 20 to a valuation allowance established for any portion of a deferred tax asset that management believes may not be realized, for example, related to state tax credit carryforwards, state and foreign NOL carryforwards or any purchase accounting adjustments for which utilization is uncertain.

Please further describe the out-of-period adjustment pertaining to the state tax credit carryforwards and your overall procedures for assessing any potential valuation allowance for any portion of a deferred tax asset, such as for state and foreign NOL carryforwards and purchase accounting adjustments.

The out-of-period adjustment recognized in the first quarter of 2012 was not related to valuation allowances. In the Quarterly Report on Form 10-Q for the first quarter of 2013, the Company described the favorable rate impact from the $12.6 million out-of-period adjustment as relating to the recognition of a deferred tax asset regarding state tax credit carryforwards and to the adjustment of tax expense to previously filed returns.

Of the total $12.6 million adjustment, $5.9 million related to a previously unrecorded deferred tax asset for state tax credit carryforwards that was based on wages and capital investment in prior periods in a particular jurisdiction. The judgment was reached in the first quarter of 2012 that these credits, with no valuation allowance necessary, should have been recognized in those prior periods.

The remainder of the $12.6 million out-of-period adjustment consists primarily of previously unrecorded federal return to provision adjustments which had accumulated over a period of years from return to provision adjustments and were not recorded in the income statement due to the immateriality of each year’s individual adjustment to net income for the relevant period. The out-of-period adjustment was made to record the adjustments in the income statement in the first quarter of 2012. As disclosed in Nucor’s first quarter of 2012 Form 10-Q, these out-of-period items did not have a material impact on the current or any previously reported periods.

Nucor’s policy is to record a valuation allowance when it is more likely than not that some of the deferred tax assets will not be realized. Nucor reviews these valuation allowances quarterly to determine if any change in their balances is warranted. As part of this review, Nucor considers state NOL carryforwards and credit carryforwards as well as foreign NOL carryforwards and purchase

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

accounting adjustments. At December 31, 2012 and March 30, 2013, we had no valuation allowance against deferred tax assets.

*    *    *    *

Mr. Terence O’Brien

United State Securities and Exchange Commission

July 19, 2013

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address your comments and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President